Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Barclays Q1 2007 Trading Update

24 MAY 2007

Operator:	Good morning ladies and gentleman. My name is Steffi and I will be your conference operator for today’s call. During this call Barclays’ representatives may make forward looking statements within the meaning of US Securities law. These statements involve risk and uncertainty and so Barclays Group’s actual results may differ materially from the plans, goals and expectations that they talk about here. For more information about such factors please refer to the Trading Update and Annual Report. In connection with the proposed merger with ABN AMRO, Barclays expect to file documents with the SEC, which investors are urged to read. Free copies will be available on the SEC’s website and from Barclays, once filed. This call is not an offer to sell or the solicitation of an offer to buy any security. I will now hand over to Mr Lucas today to begin today’s call, thank you.

Chris Lucas:	Good morning and thanks for joining us today. You’ll have seen the press release we issued in April when we announced our proposal to merge with ABN AMRO. We told you then that profits before tax for the first quarter this year was 15% ahead of the same quarter in 2006, or 10% if you exclude gains from sale and leaseback of Property. We issued an update yesterday on that transaction where we said we’re making good progress filing for regulatory approvals. We expect to be in a position to post our offer to shareholders in July. I have no further news so this morning’s call will focus on Barclays’ Trading Update so we will take questions on the transaction at the end. The trading update will follow the format you are used to and my comments relate, in general, to the first quarter this year versus that in 2006. We’ve continued to implement our strategy successfully and delivered double digit profit growth with particularly strong performance in Barclays Capital, continued good profit growth in UK Banking and reduction in impairment in Barclaycard’s UK Cards and Loans business. That double digit profit growth has been achieved on top of a very strong performance last year and despite significant adverse currency movements.

I’d like to go into more detail of the business units now, starting with Global Retail and Commercial banking. There was healthy profit growth in the UK Retail with good growth in net interest income, driven by increased volumes and stable margins in current and deposit accounts. We’ve continued to make good progress in Mortgages with strong book growth in both fixed and tracker products. We’re benefiting from improved processing now that it’s back in-house and this is reflected in our market share of net new business which was 8% in the first quarter. This is above our share of stock and compares with 4% in the second half of last year and minus 3% the year before that. New business margins were in line with the industry and our stance on risk remains unchanged. Overall income growth was moderated as a result of industry wide settlements on overdraft fees and this remains a feature of current trading. We’ve continued to invest in the UK Retail branch network and in streamlining back office processes. The Woolwich Migration Program, which is a substantial exercise involving 6.5 million accounts, is going extremely well; over a million customers have now been transferred across to Barclays’ platforms and branches and we expect this to be completed by the end of the summer. In UK Business Banking there’s been strong profit growth with good income growth driven by increased deposits, fees and commissions. Overall margins were broadly stable. As we previously indicated, we expect impairment in both UK Retail and UK Business Banking to trend upwards towards risk tendency this year. We’re on track in UK Banking to deliver a further improvement in the cost income ratio of 2 percentage points to 51%. This will deliver 8 percentage points in total over the past three years, which is well above our target of 6%. As far as property sales are concerned, we indicated in February we expect gains of about 150 million in UK Banking. We’ve realised gains of about 100 million in the first quarter, mostly in UK Retail; all of this will be invested in that business.

My comments on Barclaycard take the second half of 2006 as the point of comparison in order to give you a clear understanding of the trend. Barclaycard profits have improved relative to the run rate of the second half as a result of lower impairment in UK cards and loans. Overall income and cost run rates were fairly steady as growth in the international businesses offset lower income from UK cards and loans. The range of actions we’ve taken to address UK Consumer Credit environments include more selective recruitment in new customers, tighter management of limits and an increased focus on collections. This has resulted in a continued reduction of flows into delinquency and lower levels of arrears, despite a challenging environment with rising insolvencies. As you know, we’re looking carefully at the business mix within Barclaycard as we focus on areas of profitable growth in the UK and rapid rate of growth in our international business, the disposal of the Monument portfolio completed in April. Barclaycard US is on track to make a profit in 2007 with continued good growth in both customer accounts and outstandings.

Turning now to International Retail and Commercial Banking, ABSA has delivered very strong profit growth in Rand, driven by increases in both loans and deposits. As we anticipated, there’s been a slight decline in sterling profits due to a 24% depreciation of the Rand, quarter on quarter. The integration process continues to make good progress with both revenue and cost synergies well ahead of plan. Most of those revenue synergies are being delivered in ABSA Retail, ABSA Cards and ABSA Capital as we combine Barclays product capabilities with ABSA’s strength in distribution. There was strong income growth across the rest of IRCB with very strong performance in Spain and good growth in Portugal, Italy and France. We expect to double the rate of organic investment in IRCB this year to £50 million, including strengthening our infrastructure and expanding our distribution network. We opened about 60 new branches in the first quarter, two-thirds of them in Europe. First quarter profit growth was strong, excluding contributions from First Caribbean, which we sold in December 2006. You should also bear in mind that in the first half last year we had a one-off Property gain of £55 million in Spain.

Moving on to Investment Banking and Investment Management, Barclays Capital delivered very strong profit growth in line with the trend we previously indicated for the business. That growth was broadly spread with particularly good income growth in Commodities, Equity products and Mortgage products. Profits increased ahead of average Daily Value at Risk. We continued to build our Mortgage Securitisation business in the US by acquiring the origination business, EquiFirst. This completed at the end of March at a very significant reduction to the price we announced in January, reflecting the balance sheet at the time of closing the acquisition. The Mortgage business is performing well and our Risk Management and Trading performance has been robust. Investment in Barclays Capital has continued and headcount has increased by 1,900 in the first quarter, including 1,400 from EquiFirst. Our cost to net income ratio was inline with that of 2006 and the ratio of compensation to net income remains steady.

At Barclays Global Investors there was good profit growth in dollars but a slight decrease in sterling profits which were impacted by the 11% decline in dollar exchange rates. We started the year with $1.8 trillion of assets under management, which is $300 billion higher than the beginning of the previous year. This has flowed through into strong income growth in dollar terms. We continue to invest in the business to build out our product offering in areas such as iShares, Fixed Income and Alternative Investment and to develop and integrated platform across multiple asset classes. We’ve completed the acquisition of Indexchange in February which will further strengthen our iShares business in Europe. In Barclays Wealth strong profit growth was driven by increased client funds and greater transaction volume. Cost growth was well below income growth, even though we continued to invest in client facing staff and infrastructure.

Moving on to Capital, our tier one ratio at the end of the quarter was broadly inline with our target of 7.25%. As far as Basel 2 is concerned, we’ve just completed a second parallel run and continue to expect a modest reduction in the demand for capital. We still have work to do to finalise details with the regulators and we expect to be able to give you a fuller picture later in the year.

Finally, I want to mention the forthcoming restatement we flagged this morning. We’ve changed the way the business is managed; we’re moving part of the UK loans book from Barclaycard to UK Retail and redistributing some business between Wealth and Retail and Commercial Banking. This reflects the way the products and services are provided to customers and will make no difference to overall numbers at the group level. We will publish the details in June.

So, to sum up, profit before tax grew 10% in the first quarter, excluding Property gains, with particularly strong performance of Barclays Capital, continued good profit growth in UK Banking and a reduction of impairment in UK cards and loans. I have Mark Merson with me; if you have any questions on the ABN AMRO transaction we’ll take those at the end but would like to start with your questions on the Trading Update.

Operator:	Thank you. Ladies and gentlemen, if you do wish to ask a question, please press 7 on your telephone keypad. If you change your mind and want to withdraw your question, please press 7 again. All questions will be asked in the order received and you will be advised when to ask your question. The first question comes through from the line of Ian Smillie from ABN AMRO. Please go ahead with your question.

Ian Smillie:	Good morning Chris. Two questions, please. The first one is on BGI. Looking at the words that you’ve used, it looks like even in dollar terms the rate of revenue growth has slowed pretty quickly on last year, so if that is true could you give us a bit more detail about what the moving parts are there, whether it’s the revenue margin or whether it’s asset growth? And the second question relates to the UK Retail Bank and I was wondering if you could help us pull together your comments on net interest income and fees, and pull it together relative to the 7% revenue growth that we saw there for total revenues last year, and give us a sense as to whether the momentum this year is higher or lower than that 7% starting point?

Chris Lucas:	I think in terms of your question, Ian, let’s start with BGI. In BGI, there was good profit growth in dollars and it was impacted by exchange rates and really impacted by the increase in costs as we continue to invest in the business. So the income line has shown good growth, driven predominantly by just the continued momentum in size of the assets under management. As I said, we started the year at $1.8 trillion, which was $300 billion higher than last year and that will flow through into the income line. So the impact that you’re seeing there is not income performance. It’s really the increased cost as we roll out the investment programs and the impact of the exchange rate. In terms of UK Retail Banking, again the performance has been good in terms of net interest margin. We have seen the volume growth predominantly on the deposit side of the balance sheet at stable margins. We’ve seen Mortgage growth looking strong at 8% at industry rate margins. The picture is offset or moderated by the settlements on overdraft in current accounts but, in overall terms, the picture still looks positive and in line with the sort of underlying momentum we saw last year.

Ian Smillie:	And, just to be clear, the underlying momentum you saw last year is the 7% revenue number?

Chris Lucas:	That’s the underlying, yes.

Ian Smillie:	So your suggestion is that this year is at or around the same rate?

Chris Lucas:	Yes.

Ian Smillie:	Thank you.

Operator:	Thank you. The next question comes through from the line of Mark Thomas from KBW. Please go ahead with your question.

Mark Thomas:	Good morning. It’s two quick questions again. Just in terms of the Barclaycard provisioning, can you say whether it was the basis point improvement or was it the nominal improvement in impairments because the actual loan volumes were lower? And secondly, just reverting to BGI, you refer to it as good profit growth. Clearly not the entire divisional profits are dollar related, which would suggest that you’re actually talking of maybe high single digit profit growth compared to 30% plus last year. Is that first quarter a trend we should assume will continue for the full year because obviously it’s a pretty dramatic slowdown compared to everywhere last year? Thank you.

Chris Lucas:	Taking your question on Barclaycard, I think the simple answer is that it is as a result of an improvement in the book, rather than an improvement in the performance on the delinquencies and arrears. So it’s the result of actions we’ve taken to improve the quality of the book rather than a more general comment about the overall underlying economic environment.

Mark Merson:	The comment Mark, its Mark Merson here, is talking about in pounds million terms as was our comment last year. It’s an absolute decline, not in percentage terms.

Mark Thomas:	Last year at the results you confirmed that the basis point charge may actually be higher. Is that still the situation?

Chris Lucas:	In some parts of the book there is some, but not across the board.

Mark Thomas:	Great, thank you.

Chris Lucas:	In terms of BGI, I don’t have a lot more to say. The income growth is strong in dollars. The real impactor is the BGI cost line which is something that we’ve been highlighting and is really directed at producing further income growth in new products. So I would still look at good underlying growth in the income line in dollars impacted by cost and impacted by the exchange rate.

Mark Thomas:	And those costs may expect to continue? There’s nothing seasonal or unusual about the first quarter?

Chris Lucas:	No. Those are costs that we very purposefully directed at investing in the business and we would expect them to run on in through 2007.

Mark Thomas:	Thank you very much.

Operator:	Thank you. The next question comes through from the line of Anthony Broadbent from Stanford Bernstein. Please go ahead with your question.

Anthony Broadbent:	There’s two questions, if I may. Firstly, I wonder if you could give us a feel for how much improvement you’re seeing in Barclaycard impairment and where delinquencies there are at the moment that might guide expectations for the rest of the year. You mentioned that impairments had got better and I was wondering if you could give us a feel for how much. The second question is on Barclays Capital. You talk about strengths in Mortgage products, and clearly with the issues that have happened in the US sub prime Mortgage bank securities in general over there, I wonder if you could give us a feel for what is happening in the US specifically on the NBS side?

Chris Lucas:	Yes….In terms of Barclaycard impairment, I think we’ve steered you to saying that if you take the second half of last year and multiply by two, our expected impairment for 2007 is less than that number. And I think we still feel very comfortable that, based on what we’ve seen in the first quarter, that is exactly where we’re coming out. So I think, if you look at risk tendency for that business, that gives you a pretty good steer.

Anthony Broadbent:	And in terms of where impairments, sorry…where delinquencies currently are, that’s consistent with that?

Chris Lucas:	Sorry, I missed that piece, Anthony.

Anthony Broadbent:	Specifically with where delinquencies are on the book at the moment, that is consistent with the statement that you’ve just made?

Chris Lucas:	Yes, it is. Yes, delinquencies are falling because, again, it was the action we’ve taken that made us confident in the comments we made in February and the three-month performance through to the end of March continue to make us confident in that statement. So, it’s a result of reduced arrears and delinquencies and therefore impairment, rather than the environment.

In terms of subprime in the US, you will know that our business there is a model of originate and sell, rather than originate and hold, and therefore the business has been performing robustly through what we’ve seen in the first quarter of this year. We’ve managed to be collateralised on warehouse lines that we have, we’ve managed to retain the collateral, we’ve managed to continue to securitise. Of course, at certain parts of the securitisation structures, the cost has changed but, if anything, the impact that I see is in lower volumes rather than anything specific around the transactions that we’ve got and the business we’ve got.

Anthony Broadbent:	And that’s perhaps why it’s quite surprising that you said you had excellent results in mortgage products, because one would’ve expected that reduction in volumes to have impacted results.

Chris Lucas:	And that’s because the impact in terms of volumes tends to be in subprime. A very significant proportion of our business is in prime mortgage backs, and that is a business that continues at significant volume. So, the volume decline we see is in pieces of the subprime business, and that is a relatively small piece of our overall mortgage business which, as you know, is only part of overall Barclays Capital.

Anthony Broadbent:	Okay, thank you.

Operator:	Thank you. The next question comes through from the line of John Kirk from Redburn. Please go ahead with your question.

John Kirk:	Good morning. I’ve got one sort of very big picture question which is you’ve published a consensus of £7,464m, at pre-tax level for 2007. I just wanted to gather your view on whether your first quarter represents progress towards that number.

Chris Lucas:	Sorry, I missed that, John. Could you just repeat the question? It’s a very faint line.

John Kirk:	Is that better?

Chris Lucas:	Thank you, that’s much better.

John Kirk:	You published a consensus number yesterday; it was profit before tax of £7,464m. I’m just interested in your view as to you know...where the first quarter actual performance fits in respect of that, because I remember last year at this time you did give some guidance as to how you felt you were progressing towards a full-year consensus. I wonder if you could make similar comments now.

Chris Lucas:	I’m happy to do that. I come from the school of people who say if you’ve got nothing to say, if you don’t feel you need to change anything, then probably saying nothing is the best answer. So I think it’s fair to say that the fact that I’m remaining silent specifically is an indication that I’m happy with what you see as the consensus.

John Kirk:	Great, OK….thank you. And, one sort of more detailed question, actually. Could you just outline your position in the Spanish real estate segment in reference to the recent volatility there?

Chris Lucas:	You’re absolutely right, there is some recent volatility in the Spanish property market, and we do have a mortgage book in Spain. It’s not significant in terms of either Spain or the Group, and whilst we’ve seen some volatility, there is nothing there that’s causing us any room for concern at the moment.

John Kirk:	That’s great. Thanks very much.

Operator:	Thank you. The next question comes through from the line of Michael Helsby from Fox Pitt. Please go ahead with your question.

Michael Helsby:	Thank you very much. I was just wondering, in BGI you talked about the poorer performance trends impacting performance fees at the back half of last year, and I was just wondering if you’ve seen any volume impact of that in the first quarter. And, you mentioned the assets under management figure at the end of the year; if you could give us the first quarter assets under management figure, that would be helpful. And, also, in International, I think along the way you mentioned that profit growth was strong in International ex-ABSA despite the lack of sale and lease back gain in Spain. I was just wondering if I heard that correct and also if you could just give us a bit more colour on the loan book that you’re actually transferring into Retail and how the bad debt performance of First Plus has been since the step up in bad debt last year. Thank you.

Chris Lucas:	Starting in terms of BGI you will know that performance fees are heavily weighted to the fourth quarter, and therefore the impact of performance fees on the first quarter is relatively minimal because they have a relatively small contribution. I would say, though, that the underlying performance of a number of the funds shows little significant difference from where we were at the end of last year in the first quarter. In terms of assets under management, we have seen growth in assets under management in the first quarter, both in terms of net new funds and the market growth but, of course, there is an offset there of the exchange rate impact. In terms of IRCB, I think my comment should be IRCB ex-ABSA, should be taken in the context of growth having adjusted for the one-off property gain in Spain which clearly we do not have any further properties to be able to sale and lease back in that part of the business.

Mark Merson:	Just to be clear there, Michael, that was a second quarter gain, so what we’re doing, is helping you when you’re building your models to understand that that gain will not recur in the second quarter of 2007.

Chris Lucas:	Yes, thank you. And in terms of Barclaycard and what is moving, the First Plus business is not transferring across sectors, it’s predominantly the unsecured business that’s branch based that will be moving across. In terms of credit performance, impairment in First Plus is steady and therefore the trends that we saw at the end of last year remain the trends that we see into the first quarter of 2007.

Michael Helsby:	OK…..Thank you very much. Just going back to bad debt in Barclaycard, you’ve said that it’s lower than the second half, is it…..presumably it’s somewhere in the middle between the second half and the first half of last year. Is that fair to assume?

Mark Merson:	You’re trying to land us on the head of a pin there a little bit, Michael.

Michael Helsby:	Well,…anywhere in the middle.

Mark Merson:	We’ve given you guidance relative to the second half because we think that’s the most helpful starting point.

Michael Helsby:	OK Fair enough. Thank you.

Operator:	Thank you. The next question comes through from the line of Bruce Packard from Pali International. Please go ahead with your question.

Bruce Packard:	Good morning. It’s Bruce Packard from Pali International. I just wanted to explore a little bit the reason for the changes in the divisional restatement. It’s all very well to say that that’s how you manage the business now, but what’s the fundamental reason, why have you changed the way that’s how you manage the business?

Chris Lucas:	There are broadly three pieces to it. There is the movement of the UK unsecured loans business, a lot of which is originated through the branches that is going to be moved back into the branches, and this reflects the way that Frits Seegers manages GRCB and Diana Oppenheimer manages UK Retail Banking. The second piece of the transfer is the movement of customers from GRCB, and particularly the international part of IRCB, into Wealth, and that’s because, if you look at the profile of the customer and the level of investable assets and the type of business that they want, is much more suited to a Wealth product than it is to a UK Retail Banking product. The third piece is the movement of the Barclays Financial Planning sales force from Wealth into the UK Retail Bank, because at the end of the day we think that they will be more effective in terms of the product range that they advise on if they sit next to and with the distribution centres at the branches, which is where the products that they advise on come from. So, it’s really a combination of those three factors.

Bruce Packard:	Thanks.

Operator:	Thank you. The next question comes through from the line of Peter Toeman from HSBC. Please go ahead with your question.

Peter Toeman:	Morning. Two things; first of all on the commission income within the Retail Bank, I was under the impression that the OFT investigation into overdraft charges will probably report at the end of this year, so I was a bit surprised to see the impact that these regulatory changes seem to be having on the income, and I wondered if you could give me a bit more detail on that. The second point was that your predecessor often associated the gains on sale and lease back with higher incremental investment spend within the Retail Bank, and that one should always consider the two together. In your relief you’ve stripped out the benefit of the property sale and lease backs, but you haven’t done the same for any incremental investment spend. Am I to conclude from that you’re now beginning to signal that incremental investment spend has now become embedded and this quarter and this year won’t see any abnormal level of investment spend which would then drop out in subsequent years?

Chris Lucas:	If I can take your question on regulator changes first, and then we’ll come onto incremental strategic investment expenditure. In terms of the regulatory changes, I think what we’re flagging is that the industry is under review by the regulators. There have been a number of times in which we’ve told you about this. The reviews are industry-wide and ongoing, and at this stage we work with the regulators in their reviews. However, you will have seen that there comments around people applying for refunds, and in common with the rest of the industry, that has some impact. At this stage it’s hard for us to predict the outcome and the impact for the year, but we do want to draw attention to it because we believe it will be sufficiently significant to warrant a mention.

In terms of gains on sales and lease backs, I look at this as two moving parts within our control. The first one is whether we wish to take advantage of the yields, of which we can sell and leaseback properties and whether that makes economic sense. And, we signalled to you at the beginning of the year that we thought it did make sense to continue that programme, and we will continue to do so. The second part of what I think is controllable, is the level of investment expenditure in, particularly, the UK Retail network which I think is controlled based on the levels that we think we can afford whilst managing towards our commitments and cost income ratios. So, I think where we’re trying to get to is a level of expenditure that will get us to a starting place of a cost income ratio which is strategically set at that 51%. And what we’re doing is managing both parts of the equation to get to that position.

Peter Toeman:	Last year, I think, you said something like 280 million was in exceptional investment expenditure, more or less the size of the sale and lease backs. Is there an exceptional investment expenditure in these Q1 numbers, and will there be one for the whole of 2007?

Chris Lucas:	I think it’s hard to look at incremental investment expenditure. There will clearly be an investment expenditure. It is flexible and controllable and therefore what we will be looking at is managing the level of investment expenditure against the income from the business and a different decision which will be that around the level of profits on the sale and lease backs. What we’re managing to, though, is to ensure that we hit our commitments on cost income ratio and we’ll use those levers that we have to get there.

Peter Toeman:	As per last year, will you deduct the sale benefits from total cost to make the cost income ratio look more favourable?

Chris Lucas:	I think we will be continuing to be consistent and transparent in terms of the sale on lease backs, and I think we will continue to show them as a contra to expense which my understanding is that’s what the Accounting Standards require us to do. We will certainly be highlighting the amounts involved.

Peter Toeman:	Thank you.

Operator:	Thank you. The next question comes through from the line of Mike Trippitt from Oriel Securities. Please go ahead with your question.

Mike Trippitt:	Good morning. Two questions, actually. We’re back to Barclaycard but actually I just wanted to understand more about the moving parts on the income line for Barclaycard. Last year, in terms of the Card portfolio, it’s fairly flat in terms of asset growth, but quite a significant widening of the margin, and I’m really just trying to understand now with you being more focused in terms of your lending decisions and the tightening of the lending decisions, whether we’re still seeing margin expansion in Barclaycard, or whether that’s plateaued as a second question.

Chris Lucas:	Let me answer Barclaycard and then ask you for your second question. In terms of income growth we’ve commented that the run rate of income is consistent with what we’ve seen in the second half of last year. There are some moving parts, as you quite rightly point out. There is a reduced income from Cards and Loans offset by growth in the international businesses. So, the trend that you saw last year in terms of a reduction in interest income from the core UK Cards business as a result of quality changes in the book, remains consistent. What we’ve seen a greater contribution for this year is the growth in the international business which is becoming ever more important in looking at the total.

Mark Merson:	Mike, Mark Merson here. The increase in margins last year on the card business, you’ll be aware, had some offset in the net fees and commissions line because of the reduction in the fees to £12.

Mike Trippitt:	Okay. Just as a follow up on that. Looking forward now, given the comments you’ve made about impairment charges, what’s the appetite now for increasing domestic card balances going forward?

Chris Lucas:	I think as long as it maintains the quality thresholds that we’ve continued to set, we’re interested in continuing to expand that file, but we are looking very closely at the trade-off between the margin we make and the impairment. And the one thing we’re going to do will be to continue to manage the quality in line with the sorts of qualities that we’ve seen as we’ve managed in the last six months of last year and the last three months of this year. So we are not looking at volume growth for the sake of volume growth. It will be through the lens of the quality that we’ve set ourselves.

Mike Trippitt:	Okay.

Mark Merson:	We’ve got three more questions left in the queue. I think we’ll take those and then we’ll try to take any questions you have on ABN.

Operator:	Thank you. The next question comes through from the line of Simon Maughan from Blue Oak Capital. Please go ahead with your question.

Simon Maughan:	Good morning. Two questions on impairment, if I can? First of all, in the business banking, second half last year, we saw a pick up in the run rate of provisioning closer to risk tendency. I just wondered if that’s continued or we’d be better using the first half of last year as a comparison. The second related question in Barclays Capital, have you seen recoveries again in the first quarter of 07?

Chris Lucas:	I think in terms of Business Banking we gave you a steer towards annual risk tendency, and I think that is the best answer I can give you, and I would be looking at risk tendency for the year together with our views of current credit quality, so I think that’s where I would go. In terms of Barclays Capital, there’s been very little movement in impairment in either direction, very little recovery and very little impairment charge.

Simon Maughan:	That’s a comment particularly relative to the second half is it?

Chris Lucas:	Very little, yeah.

Simon Maughan:	Thank you.

Mark Merson:	The common on Barclays Capital is relative to absolute levels. You’ll be aware that our impairment charges have been very low in Barclays Capital. The wholesale impairment picture remains steady however there’s not significant amounts of recoveries in the impairment picture in Barclays Capital this year.

Simon Maughan:	Thanks.

Operator:	Thank you, the next question comes through from the line of Robin Down from HSBC, please go ahead with your question.

Robin Down:	Good morning, I just wanted to follow up on Peter’s questions from earlier about this refunding of fees within the retail bank. It’s clearly, reasonably material enough for you to mention it in here. I have three questions; firstly whether or not you could give us a, sort of, ballpark indication as to the size of the refunds here? Are we into the hundreds of millions? Secondly, I think you dropped a hint in your opening remarks that maybe this had continued into Q2, I was just wondering whether you could give us a feel as to whether it’s accelerating or decelerating or remaining stable? Maybe what your expectation is for the rest of the year and then the final question, I’m assuming you are also having to refund late payment fees within Barclaycard but there’s no mention of it within the commentary, is it just not material within Barclaycard – are you seeing some different trends there?

Chris Lucas:	In terms of the UK retail banking, to start with – the impact of the settlements on overdrafts was not material to the 1st quarter’s trading performance, we’d expect there to be an impact but we’ve been careful in the words we’ve used to see an impact on income growth in the first half and in terms of the trend for the full year, it’s extremely difficult to be able to predict, because of the volatility that you see in trends and I think we will be in a much better position to give you a view, once we get through the first half. In terms of Barclaycard there are some impacts through reductions in fees and, as you know, we implemented £12 charge from August of last year, so there are some impacts but they are not sufficiently significant to draw your attention to them. Mark touched on the response to an earlier question to talk about the overall impact on net income being margins and fees and commissions and I think that’s the best answer we can give you.

Robin Down:	Okay, thanks.

Chris Lucas:	Can we have any further questions in terms of the trading update, if we don’t I said we would take questions related to ABN AMRO, I’m happy to take those now. I’ve also got with me, who has just joined, Naguib Kheraj and between Mark, Naguib and myself we’ll be happy to try and answer any questions that you have on ABN AMRO.

Operator:	We’ve got a final question coming through from the line of John-Paul Crutchley from Merrill Lynch, please go ahead with your question.

John-Paul Crutchley:	Hi guys, it’s JP here. I just have a final question on the trading update, back on the subject of Barclaycard, if I may? You’ve conceptualised the 1st quarter for Barclaycard in the context of the 2nd half of last year, my recollection was that the Barclaycard performance deteriorated over the course of last year and progressively got worse and I just wondered if you can talk about how Q1 this year compared against, particularly against Q3 and Q4 last year – i.e. are we better than where we were in Q4? Secondly I just wondered if you can then add on to that the impact of the Monument sale which, obviously, completed after the quarter end. Did any cost go with that or was that purely a revenue an asset transfer, how we should think about that in terms of the business for the rest of this year? And then just a final question was on the transfer or restructuring of the group reporting? I mean, when you put all the assets in to Barclaycard a few years ago the logic there was to centralize and to bring a very intensive risk management discipline across the entire unsecured FAR, you seem to be moving away from that and I just wanted to know what that signals in terms of your view on secured credit commodity generally?

Chris Lucas:	JP, I missed the last part of your question but let me take the first two and then we’ll come back to the third one. In terms of performance I think we look at the Barclaycard profits relative to the run rate in the 2nd half and that is a very clear indicator, from my perspective, in terms of if you look at the first half, in terms of profit, and then look at the 1st quarter of 2007, you’ll see an improvement in the profits of the 1st quarter versus the 2nd half of 2006, that’s how I would look at it. In terms of Monument, we did sell both the substantial part of the portfolio and the operations. And we made a loss on that sale. In terms of ongoing performance it had an immaterial impact on the 1st quarter of this year. So that the run rate that you would exclude for Monument was pretty immaterial prior to selling it.

John-Paul Crutchley:	Okay, okay. The final part of the question was I recall when you centralized all the unsecured assets into the Barclaycard operation. The logic behind it is to bring a more concerted, incentive approach to the management of unsecured risk – having it all focused in one place. By pulling it back into the branches you seem to be, you know, moving away from that philosophy and I just wondered, does that send a signal about how you are approaching unsecured risk – are you more happy than you were a few years ago in terms of how those credit files can be managed in a more disaggregated fashion?

Chris Lucas:	I think with the formation of GRCB that sits over the top of UK Retail Banking and Barclaycard, the skills across the business in relation to credit risk management will remain as intense as it has within Barclaycard. What we are really looking to do is to emphasise on the front end of business generation and link together, better the product and the distribution and sales capability. Much of this product is originated through the branches and it just seems to us, to make more sense to have the origination and the management of the products in the same business. In terms of credit risk management that will remain as intensive across GRCB using the skills that we have within Barclaycard as it is in its current home.

Mark Merson:	JP, it’s not a philosophical decision, it’s a practical one, it’s just connecting the sellers of the product with the management of the product.

John-Paul Crutchley:	Understood, okay, thank you.

Chris Lucas:	I’m happy, with that, to take any questions that people have on the ABN AMRO transaction.

Operator:	Thank you. The first question comes through from the line of Michael Helsby from Fox Pitt Kelton, please go ahead with your question.

Michael Helsby:	Thank you, morning again. It’s just a question on the cost synergies, really, and the global retail and commercial division. I was just wondering, is it a point of clarity whether you are including the Antonveneta synergies that ABN have already flagged within your 1.65 billion cost synergy number and also I am just conscious that ABN AMRO are essentially going around saying that there is no job losses in retail in the Netherlands, so it feels increasingly like a lot of the synergy on the cost side is incrementally coming out of the UK Barclays network so I was just wondering if you could give us a sense for the proportion of the 1.65 billion that’s coming out of the retail banking in Barclays? And just given that you’ve already taken out a significant, or you’ve improved the cost income ratio in a significant manner and, essentially, whether the business, given that it’s early days in terms of turning around Retail, whether the business, how that’s going to cope with those cost savings and the disruption of offshoring and just other general job losses?

Chris Lucas:	To answer your questions, hopefully in the order you sent them to us. Firstly I can absolutely confirm that the synergy that we’ve announced in cost with GRCB is incremental to anything that was planned, either at Barclays or ABN and that the disciplines that we went through were to make sure that they were built bottom up, to absolutely ensure that they were incremental – so they are incremental to those previously announced in relation to Antonveneta. In terms of the second part of your question there are, I think, 23,000 job losses that we announced as part of the synergies, of which about 10,000 of those would be relocated to low cost environments. If you look at the 23,000, the single biggest territory is the UK which, of course, is not surprising when you think of synergies, not only in GRCB but in the head office and in IBIM, so the single biggest territory where we’d expect to see reductions is in the UK. Outside of that they are spread across all parts of the globe pretty much evenly and there is an element, within the Netherlands, although it’s by far, certainly, not the largest element. In terms of the third question, I think the best way I look it in terms of GRCB is across the combined cost base and there’s two numbers that stick in my mind. And I am talking at GRCB level rather than an individual sub set of the business. If you look at the cost savings, approximately 60% of it would come out of the Barclays cost base and 40% out of the ABN cost base. And that’s driven by another trend that I think we’ve seen in the market place which is the removal of geographical overlap and the replacement by functional overlap. If we look at the ABN GRCB cost base, approximately 70% of the cost base is independent of the location in which the costs are incurred and 30% is location dependent which, of course, is predominately the branch network so what the synergies come from is by removal of functional overlap rather than geographical overlap. And that’s really the best way I can describe it.

Michael Helsby:	Okay and just coming back to the question about morale and, sort of, that you’ve already restructured the UK somewhat, whether actually taking the biggest slice of jobs out of the UK Retail segment, what that’s going to do to the turn around that you, obviously, clearly want to continue in the UK business? And just if you can just comment, in Italy, whether you anticipate generating any further synergies over and above the Antonveneta synergies that ABN had already identified?

Chris Lucas:	I think in terms of morale, I wouldn’t assume that the majority of the job losses in the UK come out of Retail, I think they are more widely spread across the whole business. But I think the only way I would look at it is 23,000 job reductions is actually 10% of the combined workforce and is broadly in line with the natural turnover that we see in the workforce each year. Now, of course, this is not going to be achieved entirely by natural turnover, but I think that helps put it into context. I think my final comment in terms of morale and one that I hear from people around here is that, actually, whilst we’ve built the synergy case that we’ve published in terms of cost synergies, there’s a revenue growth, an income growth pieced to this as well and for everybody that you find that maybe worried about their role, you find other people who say there’s a real opportunity here and therefore the growth part of the story is, I think, as important, a lot more so, than the synergies.

Naguib Kheraj:	Yes, I think that’s a very important point. People here are excited about this transaction and what it does potentially for the position of the Barclays Group and the product and reach that it will develop for all customers. So, in the UK bank people are very excited about the trade and payments platform and what that will enable us to do for customers. So I think there is a great sense of positive energy about it rather than a big concern about job losses in the UK. And I think the other thing to remember about it is there is no intention to disrupt or change the orientation that we have at the front end of the business, of improving what we’re doing with customers in the retail network here so all of that will go forward as currently planned.

Michael Helsby:	Do you mind if I just come back on the opportunity and people are excited about the revenue potential? I’m just wondering why, if I look at the GRCB synergies, you’ve only got quite allow amount from revenue, 150 million, versus the costs – if that’s the real big opportunity?

Naguib Kheraj:	You know why? Because you’ve got an even more conservative finance rep than you had before.

Chris Lucas:	I think two things on that, firstly I want to be absolutely sure that we over deliver on the synergy case and secondly I’m fully aware of the level of discount that’s applied by you guys to revenue synergies and therefore my starting place is to make sure, I think John used the expression wiggle room – we have some, and I think that fits within the revenue line.

Naguib Kheraj:	I think it’s worth just abstracting from that, for a second, and looking at the bigger picture here of what is this transaction all about? And I think if you go back to the industrial logic and the view of the evolution of the industry, if we’re correct about it then that should be about a revenue growth story in the long term, that’s not the basis on which one constructs the financial case for the metrics on the transaction. So I would look at it that if things work out the way the financial case is, the financial metrics are fine, and if we’re correct about the industry landscape then there’s a lot more upside in it but that’s not the basis on which to take the baseline of the financials.

Michael Helsby:	Okay, sorry, just finally if you could just mention to us about Antonveneta – whether you think you can get anything out of Italy over and above what ABN have already identified?

Chris Lucas:	The GRCB synergies are incremental and, as a result of combining the business, so let me give you an example. Part of the GRCB cost synergy is by the transfer of all ABN card business onto the Barclaycard platform. So to the extent that we’ve included in the synergies, that is incremental to what may be happening by ABN in territory, within Antonveneta. The synergies we developed arrive from the combination rather than from doing what ABN are doing within Antonveneta better.

Naguib Kheraj:	There are two other things – we’ve got a branch network in Italy under the Bank of Woolwich brand and there would be some significant savings in our Italian business from eliminating some of the fixed cost overhead in Italy. The other thing is, if you look at the investment banking business, Italy is a very important and very good market in Barclays Capital today and we would see significant opportunity in increasing the scale of the investment banking revenues in Italy by virtue of leveraging the Antonveneta customer base.

Michael Helsby:	Okay, thank you very much.

Chris Lucas:	Ok, thank you very much.

Operator:	Thank you. The next question comes through from the line of Arturo De Fries from Dresdner Kleinwort. Please go ahead with your question.

Arturo De Fries:	Hello, good morning. I have two questions: one is related to this mention that you make today that you could be prepared to give offer recommendation in around six weeks’ time, which normally would take us to the first week of July. My question is, is this absolutely independent from a potential EGM, because we hear that the Dutch Supreme Court is going to rule by the end of June, beginning July, and if they continue to block the sale of LaSalle then an EGM is probably going to be absolutely necessary. We also hear that the Dutch shareholders organisation this VEV is trying to get the support to force an EGM and I have the impression, and that would be my main question here, that if an EGM takes place, you cannot send your offer documentation before the shareholders’ vote has taken place. And then a second question would be: there is still around a €4 gap, taking your current price, between your offer and the consortium offer. Of course you have a big advantage which is a quicker execution, lower litigation risk, etc, but I still think that shareholders will not choose to lose €4 just in order to have a bit lower execution risk.

Chris Lucas:	Let me take the second and then I’ll ask Naguib Kheraj to take the first. In terms of the second point, I think the point I’d make is I think there’s only one offer at the moment. There is an offer which is recommended by the boards of Barclays and ABN for the transaction. There is an indicative letter from the consortium which has a number in it. Under the Dutch rules, they will be required to make some comment, I think by next Tuesday, but until that happens there is only one offer. And therefore I think it’s quite hard to be able to combine it as an alternative, as we look at it, as being one offer which is agreed and we’re moving forward to try to execute and deliver on our offer. So I think to say there are two, with a gap, isn’t the way I see it at the moment.

Naguib Kheraj:	Now that’s a perfectly correct factual statement. In addition to that, our offer is the stock offer and the value of it will depend on the share price that’s prevailing at the time, and this thing has got several months to run still before shareholders will be in a position where they have to make a decision about this, and they’ll take the decision on the basis of the value at the time, not the value today. Just going back to your question about the offer timetable, you know we’re pressing ahead with the execution of our transaction; we’re moving in accordance with the time guidelines of the AFM, which is the stock market regulator in Holland, and that’s where the six week timetable comes from, from our announcement yesterday. There’s no reason why we wouldn’t have our offer open and still have a number of things that are still uncertain that would be resolved during the period that our offer is open to shareholders, so we would expect this to be quite a long offer period. We also have some preconditions to making our offer, which we outlined a month ago, and the statement we made yesterday was that we would be posting our offer subject to the preconditions being satisfied and we’ll have a view about those in six weeks’ time of whether they’re satisfied or whether we might wait some or whether we might roll those into conditions in our offer, but we’re pressing ahead on a reasonable timescale because we have a clear view of how to proceed.

Chris Lucas:	Yes, and I think the other aspect of that is the work that’s going on in terms of regulatory clearances which certainly should not be underestimated in terms of the scale of what’s needed. And, also, the work that we’ve done in terms of competition authorities, because that is a major hurdle to be able to overcome and, for us to be able to be in the position we’re in and say that that fits in within the offer timetable, I think is really important.

Arturo De Fries:	Okay. Can you remind us which are the preconditions from your side, just to make it absolutely clear, and EGM would not be an obstacle for you to send the offer if the other preconditions are fulfilled?

Chris Lucas:	Can I suggest… that’s quite a lengthy list and for me to read them out… but, just to help you, if you go back to our 23rd April press release and go to page 22, it just literally sets out the list, so I think that’s probably the best guidance I can give you.

Arturo De Fries:	Okay. Then another question if I may, and this is a bit hypothetical: if we were to assume that the consortium or somebody else is going to put a formal bid on the table which would imply a substantial gap between your offer and their offer, would you at some point consider the possibility of raising your offer to close the gap? And, if so, can you do it with the current structure of your offer or you would need to sell some more assets to try to keep dilution under control? And I’m saying this because we have heard lots of rumours – and I know you don’t comment on rumours – but we have heard lots of rumours about the possibility of selling Brazil.

Naguib Kheraj:	I’d say two things about that: one is that we’re really not interested in getting to a speculative analysis of what we might do if something else might happen from somebody else who might decide they’re going to make an offer. So, if somebody does make an offer we’ll consider what we do in response when we see what it looks like. And I think on major asset sales we did make an ‘on the record’ statement earlier this week confirming that we’re not currently either engaged in or planning any discussions with anybody on any major asset sales.

Arturo De Fries:	Okay, thank you.

Naguib Kheraj:	Thank you.

Chris Lucas:	Are there any further questions? I think that sounds to me like there are no further questions, so let me just have one final check.

Operator:	The next question comes from the line of Bruce Packard.

Chris Lucas:	Bruce, are you with us?

Operator:	Bruce has withdrawn his question.

Chris Lucas:	Thank you. Any further questions?

Operator:	The next question comes through from the line of Robin Down from HSBC. Please go ahead with your question.

Chris Lucas:	Robin? I think he must have gone as well. Are there any final questions?

Operator:	Robin, your line is open; please go ahead with your question.

Robin Down:	Can you hear me?

Chris Lucas:	Yes, we can.

Robin Down:	Oh good. I just have one quick question about the structure of the offer. One of the things that surprised me was that it was an all paper deal, and obviously you’re targeting a core tier one ratio of 5.75 which quintessentially is where you’ll roughly end up post the deal being done. I’m just wondering why that was; whether it was something that ABN insisted on, that it was all paper, or whether or not you would at some point perhaps be prepared to throw a cash option into the deal. I mean clearly 5.75 on a corrected tier one is a fairly high level compared with where some banks run.

Chris Lucas:	I think I’d start by saying, if you take account of the distribution of surplus capital arising from the LaSalle deal, there’s a €12 billion return of capital, so I would possibly characterise it slightly differently to your words ‘an all-stock deal’. In terms of 5.75 ratio, I think our starting place in thinking about that is to say what is the ratio that we would need to support a strong AA rating? Because that’s the anchor point in terms of our thoughts about capital. The 5.75, you’re absolutely right, is coincidentally the rate that you get on a proforma basis when you look at the two institutions, but I look at it in terms of the rating. And I think you’re also right to say that looks a little bit conservative and that’s to a certain extent another place that you may find a finance director’s buffer.

Naguib Kheraj:	But this isn’t a precise science you know. The setting of the equity ratio at a level that supports the rating and, as you go on more information, and there’s some things that have happened since we announced, obviously, that might affect the opening book equity post the transaction, and I think this is one of the things where, over a period of time, you might want to look at it again and just make sure that this is where we actually want to be. But what we did was come out with a number that we thought was a conservative start point, and if we think it’s right to revisit it we will, but right now that’s where we are.

Robin Down:	So in essence what you’re saying is the 5.75 isn’t necessarily set in stone – and I’m conscious that you’ll have the LaSalle proceeds sitting in the balance sheet day one and your deal as well I know will be eventually handed out to shareholders, but presumably not necessarily day one that the deal closes. So it feels like you’re perhaps being a bit overly conservative with the balance sheet.

Chris Lucas:	I think that’s your analysis. I think we said that we would distribute back the proceeds, the timing of which is difficult to speculate on but I think it would be shortly after closing and the 5.75, as Naguib has said, is where we’ve set it is certainly also the ratio we’ve used for our modelling. It underpins our calculation of ROI and EPS accretion. And I think I’ll leave it to you to determine the extent to which you think it’s conservative.

Robin Down:	Okay, thank you.

Chris Lucas:	Thank you. I think we’ve got two more questions.

Operator:	Thank you. The next question comes through from the line of Mike Trippitt from Oriel Securities. Please go ahead with your question.

Mike Trippitt:	Yes, good morning. I just want to come back to this issue of the margin for error or the wriggle room or whatever John referred to it as at the time of the meeting. You’ve talked about this in terms of the growth and product reach etc; I suppose the negative to all this is that there is, certainly on my numbers anyway, quite a bit of earnings dilution before we get to the kind of 5% accretion in 2010, and I suppose, furthermore, it is pivotal on getting an orderly buy-back from the LaSalle surplus. I suppose the question is, what scope is there… would it be realistic to think that actually some of these synergies could be achieved earlier? Because if the LaSalle transaction had not, or if the approach had not been made for LaSalle, then the arithmetic here would look very different. And I don’t know if it’s reasonable to assume that actually probably you could have got some of these synergies out earlier.

Chris Lucas:	I think we’ve… to comment there, we’ve set the synergies at levels, both in terms of timing and amount, that makes us feel very comfortable that they’re achievable. As you could expect, we would be working to exceed what we’ve announced, both in terms of timing and in terms of quantum, but we wanted to set them at a level that we felt comfortable we could exceed, rather than something that was hard up against one end of the dial. So I think that’s where I would go in relation to synergies. In terms of the LaSalle proceeds, that was clearly something that was factored in to the offer that we made and the economics. I think I’d go back, in a final comment, to say we set ourselves a number of financial tests on any transaction. We set ourselves an ROI target to be above cost to capital, normally within four years of the transaction. We set ourselves an EPS accretion target, again within four years of the transaction, and we also looked at the return versus the return which we get on stock buy-back. And in all of those targets that we set ourselves we exceed those by at least a year, and that’s with setting the synergy levels at a level we felt comfortable that we can exceed. So I think that’s probably the best way I can answer your question.

Mike Trippitt:	Okay, thanks.

Chris Lucas:	Thank you. I think we can just have one last question.

Operator:	Thank you. The final question comes through from the line of Peter Toeman from HSBC. Please go ahead with your question.

Peter Toeman:	Yes. Revenue synergies. I noted you were conservative in the revenue synergies for Global Retail which is €150 million, but then, within the Investment Bank, you’re going for an extra €500 million synergies, and I wondered what assumptions you’ve built in for attrition, which has been a common feature of previous wholesale banks buying other wholesale banks. I wondered how you’d assess the revenue attrition problem in the assumptions you’re using.

Chris Lucas:	Well, you’re absolutely right that there are revenue attrition, and that has to be taken into account. I think the best thing I could do is point you to the document that we put onto our website at the announcement date and look at the profile of synergy pick-up and you’ll see, in year one 2008, quite a significant negative revenue benefit or attrition in 2008. A significant proportion of that comes from Investment Banking, and that’s driven really by two assumptions: firstly whilst we’d like to think that the combined customers and clients of BarCap and ABN will double, or will just combine their flow of business. We think that won’t be the case; we think there will be a reduction. Similarly we think it’s most unlikely that we will just add the risk limits that we run currently in BarCap and ABN and just make two and two equal to four. So a combination of both high appetite and risk limit will suggest to us that there will be an attrition level and you see that coming in 2008. In terms of saving, you see by 2009 that the net revenue benefit actually net out the attrition. And then we move into positive territory in 2010. And I think that’s probably the best answer I can give you about the views that we have on attrition and where the sources of it are in 2008.

Mark Merson:	Peter, it’s on page 32 of the pack; you can see that this 470 million assumed revenue disynergy in the first year.

Peter Toeman:	Right, and which areas do you think the disynergy will be greatest?

Chris Lucas:	I think the vast reporting of that will know not all is across Investment Banking.

Peter Toeman:	I meant within Investment Banking, where…?

Chris Lucas:	And it’s worked through the guide that’s gone down desk by desk, product by product, looking at customers, overlapping customers, types of products, so it’s literally across the board.

Peter Toeman:	Right.

Chris Lucas:	I think that that’s the last question that we’ve got so, just before closing, I know we spent some time on ABN AMRO; I’d like to thank you for joining us, and just a tad on current trading. As I told you earlier, we’ve delivered 10% profit growth with a particularly strong performance of Barclays Capital. A continued good profit growth at UK Banking and a reduction in impairment in UK Cards and Loans. The profit growth is achieved on top of very strong performance last year and despite adverse currency movement. Thank you very much for joining us this morning. Goodbye.

Other Information

This filing shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

Forward Looking Statements

This filing contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.